Press Release – 20th June 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Continued Positive Drilling Results from Banora Resource and High Grade Drilling Results from Lero Karta

Crew is pleased to provide an update on drilling carried out during January to April 2007 at its Banora prospect. Drilling has confirmed mineralisation continuity along strike and down dip. The Banora resource/reserve is located on the Lefa mining concession approximately 20 kilometres from the Lero-Karta crusher section of the new processing plant and was the site of a small underground mining operation during the 1950’s. It is estimated that approximately 35-40,000 tonnes at 20 g/t Au were mined and processed from Banora.

The drill program at Banora is a combination of infill (25m x 25m grid) and extensional drilling along strike to the north east. The majority of holes from the recent drilling have confirmed the grades reported in the previous resource/reserve statement released March 2007 (Probable Reserve of 0.51 million tonnes @ 3.8 g/t Au derived from an Indicated Resource of 1.18 million tonnes @ 3.1 g/t Au.

Ongoing geochemical work has also identified a possible parallel structure to the north that will be tested by air core drilling later in the year.

Selected drill results are listed below.

Hole ID	Hole Type	Max depth (m)	Depth From (m)	Depth To (m)	Intercept (metres @ grade)
Banora Infill Drilling
BNCD0039	RCDDH	155.5	130	134.2	4.2m @ 6.04 g/t
BNC0040	RC	84	30	39	9m @ 8.52 g/t
BNCD0049	RCDDH	231.1	198.1	209	10.9m @ 2.74 g/t
BNCD0050	RCDDH	167.2	141.5 150.7	146 159.7	4.5m @ 5.06 g/t 9m @ 2.59 g/t
BNC0055	RC	78	19	34	15m @ 4.99 g/t
BNC0060	RC	117	105	112	7m @ 3.54 g/t
BNCD0070	RCDDH	146.8	80	83	3m @ 13.59 g/t
BNCD0072*	RCDDH	148.7	61 70.5	68 74	7m @ 6.67 g/t 3.5m @ 5.33 g/t
BNC0074	RC	60	15	34	19m @ 2.96 g/t
BNC0075*	RC	84	34 40	37 59	3m @ 8.79 g/t 19m @ 3.87 g/t
BNC0081	RC	66	14	26	12m @ 5.12 g/t
BNC0082	RC	72	6	10	4m @ 2.45 g/t
BNC0089	RC	90	49	56	7m @ 3.17 g/t

* BNCD0072 includes a 2.5 metre void from 68-70.5 metres and BNC0075 includes a 3 metre void from 37-40 metres.  Both voids are interpreted due to previous underground mine development.

Additionally, Crew is pleased to add to the recent drill update given for Lero Karta. Further results from the January to April 2007 drill program continue to extend the Lero Karta resource. Infill drilling and extensional drilling outside the current pit shells have confirmed the continuity along strike and down dip of the mineralization. The Lero Karta resource currently contains 50% of the Measured and Indicated Resource and 56% of the Reserve at the Lefa Gold Mine.

The drill program is a combination of infill and extensional drilling along strike and down dip to the east with the majority of the holes reporting grades similar and some areas higher than in the previous resource/reserve statement in March 2007.

Of significance are the following two holes outside of the current pit shell. LKCD1065 12m @ 32.90g/t from 177m and LKCD1079 9.9m @ 30.20 g/t from 111.6m. One of the infill holes is also of significance reporting 12.65m @ 30.49 g/t (or 23.15m @ 17.07 g/t) in an area of the model where the current grades were modelled at 1.60 g/t.

Selected drill results are listed below.

Hole ID	Hole Type	Max depth (m)	Depth From (m)	Depth To (m)	Intercept (metres @ grade)
Lero Karta
LKC1086	RC	80	58	68	10m @ 8.17 g/t
LKCD1062	RCDDH	402	298.6	320.6	22m @ 3.42 g/t
LKCD1063	RCDDH	449.1	195.4	200.5	5.1m @ 8.78 g/t
LKCD1064	RCDDH	416.6	180.8 191.0	188.0 197.8	7.16 m @ 5.90 g/t 6.76m @ 4.50 g/t
LKCD1065	RCDDH	305.8	177.0	189.0	12m @ 32.90 g/t
LKCD1066	RCDDH	411.5	113.0	129.5	16.5m @ 2.92 g/t
LKCD1067	RCDDH	369	284.6 321.8 330.2	288.5 326.7 334.0	3.97m @ 3.12 g/t 4.94m @ 3.94 g/t 3.8m @ 9.61 g/t
LKCD1077	RCDDH	120	65.5 80.0	71.0 90.4	5.5m @ 3.30 g/t 10.4m @ 2.28 g/t
LKCD1078	RCDDH	125 Including	61.0 71.5	84.2 84.2	23.15m @ 17.07 g/t 12.65m @ 30.49 g/t
LKCD1079	RCDDH	220	111.6 208.0	121.5 215.0	9.9m @ 30.20 g/t 7m @ 4.75 g/t

Commenting on these latest results, Jan Vestrum President and CEO of Crew stated, “The results from Banora, together with those recently released for the Siguirini prospect, continue to demonstrate the potential to add significant higher grade resources well above the current Measured and Indicated resource grade of 1.6g/t for the Lefa Gold Mine. On completion of this phase of drilling, we should be in a position to assess the best development option for Banora. Banora, combined with the Siguirini resource, creates A further opportunity for Crew to add to and improve the production profile at Lefa. At Lero Karta, these latest very high grade results are quite spectacular with hole LKCD1079 22 metres below the current optimised pit whilst the intersection from hole LKCD1065 is 45 metres below the current optimised pit. With these results from Banora and Lero Karta, together with those recently released for Siguirini and the ongoing upgrade of the Lefa plant, the Company is confident that a major part of the future organic production growth will come from Lefa and that the Lefa operation will play a significant role in achieving Crew’s target of one million ounces annual gold production within the next two to three years.”

Quality Assurance and Control and Qualified Person

All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to either RC percussion (dry samples, 1m intervals, >75% sample recovery) or NQ/HQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for Resource definition drilling, all first pass regional exploration drilling is conducted using AC drilling, with follow up using RC. Historically sampling and assaying of wet RC samples has occurred and this data is flagged in the resource database. A program of confirmatory diamond drilling is ongoing to verify the reliability of this data.

All assay results reported have been determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent assay contractors SGS Siguiri. A check assay program with internationally recognized and certified umpire assay laboratories Genalysis (Perth, Australia) and ALS Chemex (Vancouver, Canada) is also conducted to confirm reliability of assay data. The data is verified on an ongoing basis by Crew’s Qualified Person.

Data, of a scientific or technical nature, regarding mineral reserves and mineral resources of Crew Gold Corporation included in this document has been verified by Mr Andrew Pardey, the General Manager Exploration. Mr Pardey is a "qualified person" within the meaning of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr Pardey is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he holds securities of the company. All exploration work of the company is conducted under the supervision of Mr Pardey.

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

www.crewgold.com

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